UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 6)

Under the Securities Exchange Act of 1934

The9 Limited

(Name of Issuer)

Class A Ordinary Shares

(Title of Class of Securities)

88337K203**

(CUSIP Number)

Jun Zhu Incsight Limited c/o 21/F, Building No. 3, 690 Bibo Road Zhangjiang Hi-Tech Park Pudong New Area, Shanghai 201203 People’s Republic of China

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications)

May 6, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

** This CUSIP applies to the American Depositary Shares, evidenced by American Depositary Receipts, each representing three Class A ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	88337K203

1	NAMES OF REPORTING PERSONS Jun Zhu
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) PF, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Singapore

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 19,983,530 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 19,983,530 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,983,530 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.6%(2)
14	TYPE OF REPORTING PERSON (See Instructions) IN

(1)	Consists of (i) 6,107,334 Class B ordinary shares and 912,094 Class A ordinary shares represented by American depositary shares held by Incsight Limited, a British Virgin Islands company that is wholly owned and controlled by Mr. Jun Zhu, and (ii) 7,500,000 Class B ordinary shares issued by the Issuer in the form of restricted shares and 5,464,102 Class A ordinary shares represented by ADSs held by Mr. Jun Zhu. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)	Based on 137,100,240 outstanding ordinary shares as a single class, being the sum of 123,492,906 Class A ordinary shares and 13,607,334 Class B ordinary shares outstanding as of July 1, 2019, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

CUSIP No.	88337K203

1	NAMES OF REPORTING PERSONS Incsight Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) WC, OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 7,019,428 ordinary shares(1)
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 7,019,428 ordinary shares(1)
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,019,428 ordinary shares(1)
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.1%(2)
14	TYPE OF REPORTING PERSON (See Instructions) CO

(1)	Consists of 6,107,334 Class B ordinary shares and 912,094 Class A ordinary shares represented by American depositary shares held by Incsight Limited, a British Virgin Islands company that is wholly owned and controlled by Mr. Jun Zhu. Each Class B ordinary share is convertible at the option of the holder into one Class A ordinary share, whereas Class A ordinary shares are not convertible into Class B ordinary shares under any circumstances.

(2)	Based on 137,100,240 outstanding ordinary shares as a single class, being the sum of 123,492,906 Class A ordinary shares and 13,607,334 Class B ordinary shares outstanding as of July 1, 2019, assuming conversion of all Class B ordinary shares into Class A ordinary shares.

EXPLANATORY NOTE

This Amendment No. 6 (the “Amendment”) amends the Statement on Schedule 13D initially filed with the Securities and Exchange Commission (the “SEC”) on December 24, 2015, as amended by the Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 to the Schedule 13D filed with the SEC on March 29, 2016, January 9, 2017, July 27, 2017, October 9, 2018 and February 4, 2019, respectively (the “Schedule 13D”), by Mr. Jun Zhu and Incsight Limited (the “Reporting Persons,” and each, a “Reporting Person”) with respect to the Class A ordinary shares and Class B ordinary shares, par value US$0.01 per share, of The9 Limited (the “Issuer”). Capitalized terms used herein but not otherwise defined herein have the meanings given to them in the Schedule 13D. This Amendment is being filed to report a material change in beneficial ownership by the Reporting Persons, and amends Items 1, 3, 4 and 5 of the Schedule 13D. Except as provided herein, all other information in the Schedule 13D remains the same.

Item 1. Security and Issuer.

Item 1 of the Schedule 13D is hereby amended by the following.

This Schedule 13D relates to the Class A ordinary shares, par value US$0.01 per share, including Class A Ordinary Shares represented by American depositary shares (the “ADSs”), each representing three Class A Ordinary Share, and Class B ordinary shares of The9 Limited (the “Issuer”), an exempted company incorporated with limited liability and existing under the laws of the Cayman Islands. The ADSs are listed on the Nasdaq Stock Market (“Nasdaq”) under the symbol “NCTY.” The principal executive offices of the Issuer are located at Building No. 3, 690 Bibo Road, Zhang Jiang Hi-Tech Park, Pudong New Area, Pudong, Shanghai 201203, People’s Republic of China.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby supplemented by the following.

In March 2019, Mr. Jun Zhu transferred an aggregate amount of 1,500,000 then existing ordinary shares represented by ADSs to the public market based on the then market price.

On May 6, 2019, the Issuer held an extraordinary general meeting at which shareholders of the Issuer approved, among other things, to adjust the authorized share capital of the Issuer and to adopt a dual-class share structure. According to the shareholders’ resolutions, the Issuer’s share capital was changed to consist of Class A ordinary shares and Class B ordinary shares. Each Class A ordinary share is entitled to one vote per share on all matters subject to vote at general meetings of the Issuer. Each Class B ordinary share is entitled to fifty (50) votes per share on all matters subject to vote at general meetings of the Issuer. The issued and outstanding ordinary shares then held by Incsight Limited and Mr. Jun Zhu, were re-designated and re-classified as Class B ordinary shares. All other ordinary shares then issued and outstanding were re-designated and re-classified as Class A ordinary shares. On the same date, the Issuer amended and restated its then effective Amended and Restated Memorandum of Association and Articles of Association in their entirety and adopted the Second Amended and Restated Memorandum and Articles of Association which reflect, among other things, the changes to its capital structure. As a result of such changes, Mr. Jun Zhu holds the majority of the outstanding voting power of the Issuer.

Item 4. Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended by the following.

Item 3 is incorporated herein by reference in its entirety.

As a result of the re-classification and re-designation of the share capital of the Issuer, the beneficial ownership that is subject of this Schedule 13D allows the Reporting Persons to exercise control over the Issuer.

Except as set forth above, none of the Reporting Persons has any present plans or proposals which related to or would result in any transaction, change or event specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right to take such actions in the future as they deem appropriate, including changing the purpose described above or adopting plans or proposals with respect to one or more of the items described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

The first paragraph under Item 5(a)–(b) of the Schedule 13D is hereby amended and restated as follows.

(a)–(b) The following information with respect to the ownership of the ordinary shares beneficially owned by the Reporting Persons filing this statement on Schedule 13D/A is provided as of July 1, 2019.

For Mr. Jun Zhu

	Class A common shares		Class B common shares		Total common shares on the as- converted basis		Percentage of Aggregate Voting Power
(a) Amount beneficially owned	6,376,196	(1)	13,607,334	(1)	19,983,530	(1)	—
(b) Percent of class:	5.2	%(2)	100.0	%(3)	14.6	%(4)	85.4	%(5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	6,376,196	(1)	13,607,334	(1)	19,983,530	(1)	—
(ii) Shared power to vote or to direct the vote	0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	6,376,196	(1)	13,607,334	(1)	19,983,530	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

(1)	Includes (i) 6,107,334 Class B ordinary shares and 912,094 Class A ordinary shares represented by American depositary shares held by Incsight Limited, a British Virgin Islands company that is wholly owned and controlled by Mr. Jun Zhu, and (ii) 7,500,000 Class B ordinary shares issued by the Issuer in the form of restricted shares and 5,464,102 Class A ordinary shares represented by ADSs held by Mr. Jun Zhu.

(2)	Based on 123,492,906 Class A ordinary shares outstanding as of July 1, 2019.

(3)	Based on 13,607,334 Class B ordinary shares outstanding as of July 1, 2019.

(4)	The percentage of the class of securities beneficially owned by the Reporting Person is based on 137,100,240 outstanding ordinary shares, being the sum of 123,492,906 Class A ordinary shares and 13,607,334 Class B ordinary shares outstanding as of July 1, 2019.

(5)	For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifty votes per share on all matters submitted to them for a vote.

For Incsight Limited

	Class A common shares		Class B common shares		Total common shares on the as- converted basis		Percentage of Aggregate Voting Power
(a) Amount beneficially owned	912,094	(1)	6,107,334	(1)	7,019,428	(1)	—
(b) Percent of class:	0.7	%(2)	44.9	%(3)	5.1	%(4)	38.1	%(5)
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote	912,094	(1)	6,107,334	(1)	7,019,428	(1)	—
(ii) Shared power to vote or to direct the vote	0		0		0		—
(iii) Sole power to dispose or to direct the disposition of	912,094	(1)	6,107,334	(1)	7,019,428	(1)	—
(iv) Shared power to dispose or to direct the disposition of	0		0		0		—

Notes:

(1)	Includes 6,107,334 Class B ordinary shares and 912,094 Class A ordinary shares represented by American depositary shares held by Incsight Limited, a British Virgin Islands company that is wholly owned and controlled by Mr. Jun Zhu.

(2)	Based on 123,492,906 Class A ordinary shares outstanding as of July 1, 2019.

(3)	Based on 13,607,334 Class B ordinary shares outstanding as of July 1, 2019.

(4)	The percentage of the class of securities beneficially owned by the Reporting Person is based on 137,100,240 outstanding ordinary shares, being the sum of 123,492,906 Class A ordinary shares and 13,607,334 Class B ordinary shares outstanding as of July 1, 2019.

(5)	For each Reporting Person, percentage of aggregate voting power is calculated by dividing the voting power beneficially owned by such Reporting Person by the voting power of all of the Issuer’s Class A and Class B ordinary shares as a single class. Each holder of Class A ordinary shares is entitled to one vote per share and each holder of Class B ordinary shares is entitled to fifty votes per share on all matters submitted to them for a vote.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 1, 2019

/s/ Jun Zhu
Jun Zhu

Incsight Limited

By:	/s/ Jun Zhu
Name:	Jun Zhu
Title:	Director